SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

                        (Rule 13d-101)
           Under the Securities Exchange Act of 1934

                    The Advest Group, Inc.

                       (Name of Issuer)

                 Common Stock. $0.01 Par Value
                (Title of Class of Securities)

                           007566102
                        (CUSIP Number)

                       Peter R. Kellogg
                         120 Broadway
                   New York, New York 10271
         (Name, address and telephone number of person
       authorized to receive notices and communications)



                        August 23, 2000
    (Date of event which requires filing of this statement)







               (Continued on following page(s))

                      (Page 1 of 8 Pages)
Cusip No. 007566102                         Page 2 of 8

_____________________________________________________
1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE OF FUNDS:   PF


_____________________________________________________


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)
 _____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______450,112________________________
               8. SHARED VOTING POWER
Beneficially
               _______1,164,500 (1)__________________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______450,112________________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________1,164,500  _(1)________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

___1,614,612  ____________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________



Cusip No. 007566102                               Page 3 of 8

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.144%
_____________________________________________________
14.  TYPE OF REPORTING PERSON - IN
_____________________________________________________
(1) Pursuant to Rule 13d-4 under the Exchange Act, the
Reporting Person disclaims beneficial ownership of these shares.


Item 1. Security and Issuer
      The class of security to which this statement relates is Common Stock, par value $0.01 per share (the "Common Stock"), of The Advest Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 90 State House Square, Hartford, Connecticut 06103.

Item 2.  Identity and Background

      The person filing this Statement is Peter R. Kellogg. This statement also contains information regarding shares of Common Stock owned by Mrs. Cynthia K. Kellogg, Mr. Kellogg's wife, I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Spear, Leeds & Kellogg ("SLK"), a New York limited partnership registered as a securities broker-dealer, of which Mr. Kellogg is a Senior Managing Director, The Peter R. Kellogg & Cynthia K. Kellogg Foundation, a charitable entity of which Peter Kellogg is a trustee and The J.C. Kellogg Foundation, a not-for-profit organization of which Mr. Kellogg is a trustee, (the "Foundations"). Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by Cynthia K. Kellogg and the Foundation. Mr. Kellogg disclaims the existence of a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Act"), and he disclaims beneficial ownership of shares owned by such other persons and entities.

The Foundations' business address is:
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271



Cusip No. 007566102                               Page 4 of 8


Mr. Kellogg's principal occupation is: Senior Managing
Director
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

Cynthia K. Kellogg's business address is:

Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

Spear, Leeds & Kellogg is a registered securities broker-dealer.


     During the last five years Mr. Kellogg has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Mr. Kellogg and Cynthia K. Kellogg are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4.  Purpose of Transaction

       Not applicable.

Item 5.  Interest in Securities of the Issuer
     (a) As of October 4, 2000, Mr. Kellogg may be deemed the beneficial owner of 1,614,612 shares of the Common Stock of The Advest Group, Inc. Of those shares, 450,112 were owned by Mr. Kellogg personally (112 shares are earned shares under the Director's Equity Plan for the quarters ending March 31, and June 30, 2000) and 910,000 were owned by IAT. In addition, Mr. Kellogg may be deemed to be the indirect beneficial owner of 100,000 shares of common stock owned by Cynthia Kellogg,
Cusip No. 007566102                               Page 5 of 8

Mr. Kellogg's wife, 34,500 shares of common stock owned by Spear, Leeds & Kellogg, of which Mr. Kellogg is a Senior Managing Director, 20,00 shares of common stock owned by The J.C. Kellogg Foundation and 100,000 shares of common stock owned by the Peter R. Kellogg and Cynthia K. Kellogg Foundation.

     (b) Mr. Kellogg has the sole dispositive power with respect to 450,112 shares of common stock which he owns, and with respect to 910,000 shares owned by IAT. Mr. Kellogg also shares the power to vote or dispose of 254,500 shares of common stock owned by the foundations.

     (b) The following table sets forth information with respect to all purchases, sales or donations of the Common Stock by Mr. Kellogg, IAT, Spear, Leeds & Kellogg, Cynthia K. Kellogg, and the Foundations for purposes of Section 13(d) of the 1934 Act since August 4, 2000.


                        Number                     Price
Date of                 of         Type of          Per
Transaction             Shares     Transaction      Share

8/24/00                 50,000     Shares received   0.00
                                   as a charitable
                                   donation by The
                                   Peter R. and
                                   Cynthia K. Kellogg
                                   Foundation.

8/24/00                 50,000     Transferred from  0.00
                                   Peter Kellogg to
                                   The Peter R. and
                                   Cynthia K. Kellogg
                                   Foundation as a
                                   Charitable donation.

Item 6. Contract Arrangements, understandings or Relationships with Respect to Securities of the Issuer

     On August 23, 2000, Mony, Mony Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Mony ("Merger Sub"), and Advest entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, and subject to the conditions set forth therein, Advest would merge with and into Merger Sub (the
Cusip No. 007566102                               Page 6 of 9


"Merger").

     In connection with the execution of the Merger Agreement between Mony Group, Inc. and the Issuer, Peter R. Kellogg, along with other shareholders, entered into a Support Agreement dated August 23, 2000 (the "Support Agreement"). The number of shares of Advest Common Stock beneficially owned by Peter R. Kellog is set forth above. Pursuant to the Merger Agreement, stockholders of Advest may elect to receive, in exchange for each outstanding share of Advest Common Stock that they own, either cash, shares of common stock, $0.01 par value, of MONY ("MONY Common Stock"), or a combination of cash and shares of MONY Common Stock, having in each instance a value based on the average closing price of MONY Common Stock over a specified time period. These elections by stockholders of Advest will then be adjusted on a pro rata basis to produce an aggregate purchase price consisting of 49.9% cash and 50.1% MONY Common Stock. No additional consideration was given in exchange for the Support Agreement.

       In the Support Agreement, each Stockholder has agreed to vote all of his shares of Advest Common Stock in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the Stock Option Agreement, at any meeting of stockholders of Advest called to vote upon such matters or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought (the "Special Meeting"). Each Stockholder has further agreed not to take any action to revoke or terminate, or permit to be revoked or terminated, any trust for which the Stockholder serves as trustee, or take any other action which would restrict, limit or frustrate the Stockholder's right to vote the Stockholder's shares of Advest Common Stock, including on behalf of such trust, in accordance with the Support Agreement.

     Each Stockholder has granted to, and appointed, MONY and Michael
I. Roth, Richard Daddario and Kenneth M. Levine, in their capacities as officers of MONY, and their successors as officers of MONY, and each of them individually, the Stockholder's irrevocable proxy (coupled with an interest) and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote all of such Stockholder's shares of Advest Common Stock, or grant a consent or approval in respect of such shares, in favor of adoption of the Merger Agreement.

Cusip No. 007566102                               Page 7 of 8

Pursuant to the terms of the Support Agreement, each Stockholder has agreed that, until the close of business on the date of the Special Meeting, such Stockholder will not (a) sell, assign, transfer, pledge or otherwise dispose of or transfer any of its Advest Common Stock,
(b) deposit its Advest Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Advest Common Stock or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Advest Common Stock. The Stockholder may make bona fide gifts of shares of Advest Common Stock, and may make transfers of Advest Common Stock into one or more trusts for estate or tax planning purposes, so long as the recipient of such gift, or such trust, as applicable, enters into an agreement with MONY substantially identical to the Support Agreement.

   Pursuant to the terms of the Support Agreement, each Stockholder has agreed, prior to the Effective Time, (a) to not permit any agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to Advest's stockholders) with respect to an Alternative Proposal (as defined in the Merger Agreement) or with respect to any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal or relating to any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal or any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock and (b) to notify MONY immediately in writing if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, that Stockholder in that Stockholder's capacity as a stockholder of Advest. Certain of the Stockholders are officers or directors of Advest. Pursuant to the terms of the Support Agreement, each Stockholder signed the Support Agreement solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's securities and nothing

Cusip No. 007566102                   Page 8 of 8

therein shall limit or affect any actions taken by such Stockholder in his capacity as an officer or director of Advest to the extent specifically permitted by the Merger Agreement.

   The purpose of the transactions under the Stock Option Agreement and the Support Agreement is to enable MONY to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement and Support Agreement may also make it more difficult and expensive for Advest to consummate a business combination with a party other than MONY. In particular, the Stock Option Agreement could eliminate the ability of another party to acquire Advest in a transaction accounted for as a pooling of interests.

Item 7.  Material to be filed as Exhibits

     The Agreement and Plan of Merger, Stock Option Agreement and
Support Agreement were all previously filed with The Mony Group Inc.'s
Schedule 13D filing dated September 18, 2000.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  October 4, 2000


                                   Peter R. Kellogg
                                   Peter R. Kellogg